

February 9, 2011

Wei Li
Chief Executive Officer and Director
China VantagePoint Acquisition Company
465 Brickell Avenue, #617
Miami, Florida 33131

> **RE:** **China VantagePoint Acquisition Company**
> **Amendment No. 5 to Form S-1**
> **Filed February 4, 2011**
> **File No. 333-170006**

Dear Mr. Li:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We are still considering your response to comment one from our letter dated February 3, 2011.

2. We note the changes to your disclosure indicating that you have offered an aggregate of 692,856 warrants to the Oscar L. Tang Grandchildren's Trust, Hume R. Steyer and Samuels Capital Management LLC. Please provide us with a detailed analysis regarding why the concurrent private offering to the three new investors should not be integrated into your public offering and, specifically, whether your registration statement constituted a general solicitation for purposes of your concurrent offering. Refer to Securities Act Release No. 8828 (Aug. 10, 2007) and Question 139.25 of our Securities Act Sections Compliance and Disclosure Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Giovanni Caruso, Esq.
        Loeb & Loeb LLP
        Facsimile: (212) 407-4990